Exhibit 99.1

No. 35/08

IAMGOLD ROSEBEL PROGRESS REPORT AND
EXPLORATION OBJECTIVES

Toronto, Ontario, September 22, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide an interim update on exploration activity in and around its 95%-owned flagship Rosebel Gold Mine in Suriname, South America.

To September 1st, approximately ⅔ of the 2008 planned drilling program of 63,000 meters has been completed at Rosebel, representing the largest single drilling program within the Company.  Infill drilling completed on six known deposits within the Rosebel concession will allow for conversion of resources to reserves and results to date are generally in line with expectations.  Exploration drilling continues to identify ore-grade extensions to the existing zones as well as targeting mineralized zones between the known deposits.  Additionally, a regional exploration effort to generate and assess new prospects within the concession has included 35 km of Induced Polarization (IP) geophysical surveying on the Mamakreek zone, with a plan to commence drilling on identified targets immediately.

Spending to date is on target to meet the total US$13.8M planned expenditure for the year. An accelerated exploration program is planned for 2009 to examine opportunities for additional production growth at the Rosebel operation.

Background

The Rosebel concession lies within the Lower Proterozoic Guiana Shield. The geology of the property and the style of the gold mineralization vary between the north, central and south structural trends, and also between the various deposits (see Figure 1). In the Northern trend, a mineralized structure extending for twelve kilometers along strike, hosts the Pay Caro - East Pay Caro, Koolhoven and “J” Zone deposits, as well as the Spin and Mamakreek anomalies.  The Central trend traverses eleven kilometers of strike, with the Rosebel deposit at its eastern extremity.  The Southern mineralized trend covers ten kilometers on strike and hosts the Mayo and Royal Hill deposits, as well as the Roma, Monsanto Hill, Eriaan Hill and Blauwe Tent exploration targets. Most deposits in the project area show evidence of historical mining, either by manual or mechanical methods; however, there are significant alluvial and laterite-hosted superficial gold resources remaining to this day.  Saprolite, saprock (transition), and hard-rock resources underlie many of the superficial occurrences.

The Pay Caro, Royal Hill, and Koolhoven deposits are currently in production, whereas East Pay Caro was mined for short periods during 2005 and 2007.  Reserves at the Mayo, J-Zone, and

Rosebel deposits are slated for production in the coming years.  Proven and Probable Reserves at the end of 2007 were 84.6 million tonnes at an average grade of 1.3 g/t Au, with 3.4 million ounces of contained gold (100% basis).  Measured and Indicated Resources (including reserves) were estimated to be 157.5 million tonnes at a grade of 1.0 g/t Au containing 8.7 million ounces (100% basis), with Inferred Resources estimated at 1.8 M tonnes at a grade of 1.5 g/t Au providing an added 0.1 million ounces (100% basis).

The objectives of the 2008 near mine exploration drilling program are to convert resources to reserves (infill drilling), define lateral and depth extensions to known deposits (exploration drilling) and to condemn areas that will be used for planned infrastructure (Table 1). The economic potential of the Roma area, located between Mayo and Royal, is also being assessed (Table 1).  A total of 63,000 meters on estimated 340 holes were planned for the 2008 mine exploration drilling program, including infill (26,500 m, 42%), exploration (35,100 m, 56%) and condemnation (1,400 m, 2%).  The expenses for this work year-to-date to September 1st, 2008 are $6.3M from a 2008 plan of $9.9M.

The outstanding drilling program for 2008 will consist of 11,000 m of infill (36%), exploration (45%) and condemnation (9%) drilling at Mayo and 7,000 m of exploration drilling at Roma.

Table 1: 2008 mine exploration drilling program as at September 1st, 2008

Location	# Holes	Total Drilling (m)	Infill Drilling	Exploration	Condemnation
Koolhoven	54	7,915.3	676.5	4,600.3	2,638.5
Roma	27	4,011.0	0.0	4,011.0	0.0
Royal Hill	10	2,916.0	0.0	2,916.0	0.0
Mayo	26	4,173.5	2,488.5	1,685.0	0.0
"J" Zone	40	5,712.0	2,855.5	2,856.5	0.0
Rosebel	66	9,694.5	9,337.5	357.0	0.0
West Pay Caro	43	7,340.5	7,126.0	214.5	0.0
Total	266	41,762.8	22,484.0	16,640.3	2,638.5

Infill Drilling Results

Results of the 2008 infill drilling to date have been mixed, but in aggregate are not expected to materially alter prior total resource estimates. The 2008 drill results have not yet been incorporated into block models so exact figures are not available.  However on a qualitative basis, infill drilling at Koolhoven and Pay Caro is projected to result in some loss of estimated ounces moving resources into reserves, whereas the Mayo and Rosebel deposits should experience gains. J-Zone and Royal Hill should convert more or less as expected.   Conversion success will be quantified upon completion of updated block models, incorporated into the Resource & Reserve figures to be calculated at year end and released during the first quarter of 2009.

Exploration Drilling Results

Exploration drilling at the Koolhoven deposit indicates potential ore-grade extensions at depth, laterally to the southeast where it may connect with the West Pay Caro deposit and eastward along strike where it is predicted to connect with the J-Zone deposit. Significant drill results are listed in Table 2

Table 2: Results for Koolhoven Exploration Program

Hole ID	From	To	Length	Au
	(m)	(m)	(m)	(g/t)
KH-370	44.5	55.5	11.0	1.55
KH-373	73.5	85.5	12.0	1.02
KH-375	195.0	201.0	6.0	1.35
KH-378	214.5	221.5	7.0	1.15
KH-379	143.9	148.6	4.7	5.58
KH-380	132.0	138.0	6.0	1.16
KH-381	199.5	208.3	8.8	1.16
KH-385	50.0	56.5	6.5	1.58
KH-393	75.0	85.5	10.5	1.38

Several deep exploration holes were drilled in the Royal Hill NW pit to assess the depth potential of the deposit.  Notable drill results are presented in Table 3.

Table 3: Results for Royal Hill Exploration Program

Hole ID	From	To	Length	Au
	(m)	(m)	(m)	(g/t)
RHD-754	281.0	290.0	9.0	3.32
	302.0	307.0	5.0	9.10
	349.0	354.0	5.0	3.41
	409.0	418.2	9.2	1.09
RHD-755	23.5	27.5	4.0	1.42
	104.5	108.0	3.5	1.64
	129.5	137.0	7.5	4.58
	246.5	257.5	11.0	2.07
	263.5	271.5	8.0	2.31
	411.0	422.0	11.0	6.70
	427.5	430.5	3.0	28.34
	441.5	446.2	4.7	3.69
RHD-759A	504.5	509.6	5.1	6.08
RHD-762	368.0	378.5	10.5	5.82

The Roma area exploration target is situated on strike between the known Mayo and Royal Hill deposits. Significant intersections returned from the Roma exploration drilling program are summarized in Table 4.

Table 4: Results for Roma Exploration Program

Hole ID	From	To	Length	Au
	(m)	(m)	(m)	(g/t)
RMD-050	20.0	36.5	16.5	0.91
	48.5	54.0	5.5	39.08
RMD-056	0.0	4.7	4.7	3.30
RMD-058	0.0	3.0	3.0	1.10
	27.0	31.0	4.0	1.24
	43.5	48.0	4.5	1.41
	52.5	69.0	16.5	0.96
RMD-061	37.5	42.0	4.5	1.15
	109.0	112.0	3.0	3.02
RMD-068	15.0	19.0	4.0	1.03
RMD-070	44.5	53.0	8.5	0.77
RMD-071	1.5	10.7	9.2	1.61

Assay results for J-Zone and Mayo 2008 exploration drilling programs are still pending.

Rosebel Regional Exploration

Regional exploration programs to date were directed principally at the near-mine areas within the Rosebel exploitation concession.  Work on the surrounding exploration concessions has commenced on a three-year exploration program to identify significant anomalies and new resources.  The 2008 regional exploration program has primarily targeted the Northern Rosebel mineralized trend, which extends east of the J-Zone deposit to the Mamakreek area.  Induced Polarization geophysical surveys (35 line km completed to date) have identified eleven anomalous chargeability trends, three of which are considered to be highly prospective for gold-bearing quartz veins.  A drilling program totaling 3,500 m is scheduled to start this month and to be completed by year end.  Reverse circulation drill testing of geochemical anomalies has been completed along the central trend that extends WNW from the Rosebel deposit.  A number of mineralized sites within the trend were revisited and the detailed information integrated into the regional geological and structural framework to define additional exploration targets.  Two areas within the Southern Rosebel mineralized trend (Blauwe Tent and Eriaan Hill) will be evaluated by a combination of trenching and drilling in the coming months.

2009 Work Plan

For 2009, the Rosebel exploration effort will be accelerated. The overarching strategy is to firm up reserves in the mid-term as mining gears up to accommodate the mill expansion currently in construction,  and to gain a more thorough understanding and quantification of the property-wide resource potential. This will be an important step in providing the context for Life-of-Mine strategic planning.

Drilling activities in 2009 for Rosebel will again represent IAMGOLD’s largest drill program with the planned meterage increasing by almost 50% over the 2008 program to 90,000 meters.  The effort will be concentrated at Mayo which is open in all directions and at depth, at J-Zone to define lateral extensions, at the Rosebel orebody and at the Roma prospect.  Targeted drilling programs will be carried at West Pay Caro and East Pay Caro.

The 2009 regional exploration program will continue to assess the potential of the known gold anomalies within the Rosebel concession and evaluate other potential targets. Follow-up on exploration work at Mamakreek is to be expected. Results arising from 2008 auger sampling, geological mapping and geophysical surveys will be used to identify new priority drill targets on the concession.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency” policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The drilling program at Rosebel Mine, attributed in this release, was carried out by IAMGOLD employees, under the supervision of Gabriel Voicu, Geology Superintendent at Rosebel Gold Mine.  Mr. Voicu is a qualified person (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.

The content of this release has been reviewed and approved of by Gabriel Voicu and is an update to the press release titled “IAMGOLD Increases Resources by 5%”, released on March 28, 2008 previously reviewed by Elzear Belzile.

The technical information has been included herein with the consent and prior review of the above noted qualified persons.  The Qualified Persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Figure 1: Rosebel Concession - Location of Identified Ore Bodies and Exploration Targets

ROSEBEL CONCESSION
Rosebel Mine Concession
Scale
1000
500
0
Date
01/01/2008
Department
Mine Exploration
Geologist
File path
X:\Interpretative maps\ Drilling Program 2008
Coordinate system
UTM Zone 21
IAMGOLD
CORPORATION
ROSEBEL GOLD MINES N.V
LEGEND
Geology
Diabase dikes
Brink's Granite
Shallow water sediments (arenite, qz-rich arenite, conglo...)
Deep water sediments (turbiditic mudrock, greywacke, conglo)
Armina Volcanics (Basalt, andesite, rhyolite)
Paramaka Volcanics
DDH
Mine Exploration
Infill, Exploration
Condemnation
Regional Exploration
Pits
Active Pit
Futur Pit
Exploration
Mine Exploration Areas
Regional Exploration Areas
First order potential
Second order potential
Mostly condemned
Potential Exploration Targets
KOOLHOVEN
JZONE
WEST PAY CARO
Mill
PAY CARO
EAST PAY CARO
SPIN ZONE
MAMAKREEK
NORTH TREND
CENTRAL TREND
MOSANTO HILL
ERIAAN HILL
ROSEBEL
MAYO
ROMA
ROYAL HILL
BLAUWE TENT
2,000m
1,000m
0m
ROSEBEL CONCESSION
THUNDER MOUNTAIN BLOCK